January 26, 2005
Zip+4 Code:  20549-0305

Via Fax & U.S. Mail

Mr. Robert L. Nelson
Chief Executive Officer
Ballistic Recovery Systems, Inc.
300 Airport Road
South St. Paul, Minnesota  55075-3541

RE:	Ballistic Recovery Systems, Inc. (the "Company")
	Form 10-KSB for the year ended September 30, 2004
	File No. 0-15318

Dear Mr. Nelson:

Based upon an examination restricted solely to considerations of the
Financial Statements, Management`s Discussion and Analysis, and Selected Financial Data, the staff has the following comments on the above-referenced document. We think you should revise all future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your response. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate by the Company, advise the staff of the reason thereof.

Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within fifteen (15) business days.




Form 10-KSB for the Fiscal Year Ended September 30, 2004

Management`s Discussion and Analysis or Plan of Operation

Operations, page 12

1. Where changes in results are attributed to more than one factor, please quantify the impact of each material factor where practicable.
For example, you state that SG&A costs increased as a result of adjustments in staffing, marketing outsourcing, expanded trade show activity, increased compensation, business development expenses, and legal fees.

Statements of Operations, page F-4

2. We note that you classify amortization expense on the non-compete intangible as other expense in the statement of operations.
Please
revise to classify this cost as a component of income from operations. Refer to Rule 5-03(b) of Regulation S-X.

Note 2 - Summary of Significant Accounting Policies, page F-7

3. Please revise to disclose your revenue recognition policies pursuant to SAB 104.

Note 4 - Purchase and Supply Agreement, page F-13

4. We note from disclosure in your Form 10-Q for the quarter ended June 30, 2004, that Cirrus met their minimum purchase commitment for warrant number four by June 30, 2004. We also note that the market price of your common stock ranged from $1.95 to $2.99 during the quarter. These prices were in excess of the $1.25 exercise price of warrant number four. We note that you recognized $104,650 and $20,799 of sales discounts in fiscal years 2004 and 2003, respectively, associated with warrants issued to Cirrus. These sales discounts appear to be significantly less than the fair value of warrant number four during the quarter in which Cirrus met their minimum purchase commitment. Accordingly, please supplementally tell us the date Cirrus` met their purchase commitment on warrant number four, the fair value of the warrants on that date, and the key assumptions you used in determining the fair value.

5. You state that warrants are not considered earned until the products are sold based on EITF 96-18. Supplementally demonstrate whether and how your accounting complies with Issue 6 of EITF 01-9.
Refer to Exhibit 01-9D of the EITF Consensus for guidance on incentives in the form of equity instruments.
Other

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

**********

You may contact Lyn Shenk at (202) 824-5369 or Margery Reich at
(202)
942-1839 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at
(202) 942-1995 with any other questions.


								Sincerely,


								David R. Humphrey
								Branch Chief


Via facsimile:  Robert L. Nelson
		(651) 457-8651
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Mr. Robert L. Nelson
Ballistic Recovery Systems, Inc.
January 26, 2005
Page 1